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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Arch Coal, Inc.		Natural Resource Partners L.P. (NRP)					43-0921172
	CityPlace One, Suite 300	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/18/02					10/21/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	St. Louis, MO 63141 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Units		10/17/02				S (1)			1,901,250	D	18.625 (1)		2,895,670		I		By Ark Land Company

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Unit Options (right to buy)		19.50		10/18/02				J (3)	V		10,000

	Common Unit Options (right to buy)		19.50		10/18/02				J (4)	V		10,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	10/18/12		Common Units	10,000						D (3)

	(2)	10/18/12		Common Units	10,000				20,000		D (4)

Explanation of Responses:

(1) On October 17, 2002, Ark Land Company, in connection with the initial public offering of the Issuer, contributed to the Issuer its equity interest in affiliated entities of the Issuer in exchange for Common and Subordinated Units. Ark Land Company then sold 1,901,250 Common Units to the underwriters for resale to the public.

(2) The options vest in three equal annual installments beginning on 10/18/03.

(3) The options were awarded to David B. Peugh, a director of the Issuer, as director compensation. Mr. Peugh assigned the options to Arch Coal pursuant to a pre-existing agreement.

(3) The options were awarded to Steven F. Leer, a director of the Issuer, as director compensation. Mr. Leer assigned the options to Arch Coal pursuant to a pre-existing agreement.

/s/ Robert G. Jones, Secretary	11/6/02
**Signature of Reporting Person	Date

Joint Filer Information
Name: Ark Land Company
Address: CityPlace One, Suite 300
St. Louis, Missouri 63141

Designated Filer: Arch Coal, Inc.
/s/ Robert G. Jones, Assistant Secretary	11/6/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.